SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 13 May, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





Asset Covered Security issue

Bank of Ireland announces that its wholly owned subsidiary, Bank of Ireland Mortgage Bank (a registered designated mortgage credit institution) has mandated Barclays Capital, Dresdner Bank, IXIS CIB and Davy to lead manage its second Asset Covered Security issue. This is subject to board approvals, documentation and market conditions. The launch will follow investor meetings, which are intended to occur in the beginning of June 2005.

13th May 2005

Enquiries:

Vincent Digby, Head of Funding Desk, Global Markets            +353 1 799 3140

Anne Mathews, Group Corporate Communications                   +353 1 604 3836

Geraldine Deighan, Group Investor Relations                    +353 1 604 3511


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 13 May, 2005